UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TG Venture Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87251T109

(CUSIP Number)

Tsangs Group Holdings Limited

Room 6801, 68th Floor, The Center, 99 Queen’s Road Central

Central, Hong Kong

+85223613919

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87251T109

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsangs Group Holdings Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,710,816 (1)
	8	Shared voting power
	9	Sole dispositive voting power 1,710,816 (1)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 1,710,816 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 11.84%
14	Type of reporting person* CO

(1)	Representing 1,710,816 shares of Class B common stock, par value $0.0001 per share (“Common B Common Stock”), automatically convertible into shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) on one-for-one basis, subject to certain adjustments, upon the consummation of an initial business combination of the Issuer.

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pui Lan Patrick Tsang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ireland

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,710,816 (2)
	8	Shared voting power
	9	Sole dispositive voting power 1,710,816 (2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 1,710,816(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 11.84%
14	Type of reporting person* IN

(2)	Mr. Patrick Tsang, our CEO, is the sole owner, sole director and managing member of Tsangs Group Holdings Limited and therefore holds voting and dispositive control over the securities held by Tsangs Group Holdings Limited.

Item 1. Security and Issuer.

Securities acquired: Class B Common Stock, $0.0001 par value (“Class B Common Stock”), convertible into Class A common stock, $0.0001 par value (“Class A Common Stock”).

Issuer:	TG Venture Acquisition Corp. (the “Issuer”)
1390 Market Street, Suite 200, San Francisco, California 94102

Item 2. Identity and Background.

(a)	This statement is filed by Tsangs Group Holdings Limited, a Hong Kong corporation (“Tsang Group”) and Pui Lan Patrick Tsang (“Tsang,” with Tsang Group, the “Reporting Persons”). The Reporting Persons are the holder of record of approximately 11.84% of the Issuer’s outstanding Common Stock based on the number of common stock outstanding as of November 5, 2021 (including Class A Common Stock and Class B Common Stock on as converted basis).

(a)	The principal business address of Tsang Group is Room 6801, 68th Floor, The Center, 99 Queen’s Road Central, Hong Kong, Hong Kong and the principal business address of Tsang is 1390 Market Street, Suite 200, San Francisco, California 94102.

(b)	Tsang Group is primarily involved in investment and Tsang is the manager of Tsang Group.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Tsang Group is a company incorporated in Hong Kong.
Citizenship of Tsang: Ireland.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On March 22, 2021, Tsang Group purchased 1,800,816 shares of the Issuer’s Class Common Stock (the “Founder Shares”) for an aggregate purchase price of $16,207.35 pursuant to a securities subscription agreement.

On November 2, 2021, Tsang Group transferred 90,000 Founder Shares to the independent directors of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common stock beneficially or directly owned by the Reporting Persons is based upon a total of 14,446,649 shares of common stock outstanding as of November 5, 2021(including Class A Common Stock and Class B Common Stock on as converted basis) upon the closing of the initial public offering of the Issuer and full exercise of over-allotment option. The Reporting Persons beneficially own 1,710,816 shares of Class B Common Stock, representing approximately 11.84% issued and outstanding shares of common stock (including Class A Common Stock and Class B Common Stock on as converted basis).

(c)	The beneficial ownership of the Reporting Persons is 1,710,816 shares of Class B Common Stock), representing approximately 11.84% issued and outstanding shares of Common Stock.

(c) Other than as described herein, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 87251T109

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
7.1	Joint Filing Agreement, dated November 5, 2021
10.1	Securities Subscription Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer File No. 333-258773)
10.2	Securities Transfer Agreement dated November 2, 2021 between Tsang Group and certain independent directors of the Issuer (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on November 5, 2021)

SCHEDULE 13D

CUSIP No. 87251T109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2021

Tsangs Group Holdings Limited

By:	/s/ Pui Lan Patrick Tsang
Name:	Pui Lan Patrick Tsang
Title:	Managing Member

Pui Lan Patrick Tsang

/s/ Pui Lan Patrick Tsang

*	The Reporting Person disclaims beneficial ownership of the Common Stock except to the extent of his/her pecuniary interest therein.